# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### May 19, 2014

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Xoom Corporation, Inc.

### File No. 001-35801 - CF#30273

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Xoom Corporation, Inc. submitted an amended application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 28, 2013, as amended April 29, 2014.

Based on representations by Xoom Corporation, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2          through October 28, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary